[ Janus Letterhead ]

January 28, 2016

VIA EDGAR

Asen Parachkevov

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-0505

Re:	JANUS INVESTMENT FUND (the “Registrant”)

1933 Act File No. 002-34393

1940 Act File No. 811-01879

Post-Effective Amendment No. 229

Dear Mr. Parachkevov:

On behalf of the Registrant and its underlying series (each, a “Fund” and collectively, the “Funds”), this letter is to respond to your comments made by telephone on January 4, 2016 and January 11, 2016 with respect to the Registrant’s Post-Effective Amendment No. 229 filed pursuant to Rule 485(a) under the Securities Act of 1933, as amended, on November 16, 2015. The staff of the Securities and Exchange Commission’s (the “Staff”) comments, as we understand them, and the Registrant’s responses, are as follows:

1.	Staff Comment: The Staff requested that the Registrant reflect in writing all comments and responses, provide such comments and responses in an EDGAR Correspondence filing within a reasonable amount of time prior to making the next related filing for the Funds, and carry over comments, as applicable, to the Registrant’s other prospectuses and statements of additional information (“SAIs”).

Response: The Registrant acknowledges the comment and confirms that it has complied.

General Prospectus Comments

2.	Staff Comment: Referring to guidance provided by the Staff to the Investment Company Institute (“ICI”) in July 2010 relating to disclosure of investments in derivatives by investment companies, the Staff inquired whether the Registrant had provided appropriate disclosure related to the Funds’ investments in derivatives.

Response: The Registrant confirms that the above-referenced disclosure is reflective of the Funds’ anticipated investments in derivatives.

3.	Staff Comment: The Staff asked the Registrant to explain how the Funds will comply with the provisions of Section 18 of the Investment Company Act of 1940, as amended (the “1940 Act”) regarding asset coverage for credit default swaps, over-the-counter products that are not cash-settled, and written options.

Response: The Registrant notes that, for each kind of derivative in which the Funds will invest, the Funds will segregate assets in an amount reasonably determined to equal the future obligation of the investment in such derivatives.

4.	Staff Comment: The Staff acknowledged the Registrant’s response to Comment 3 and asked the Registrant to confirm that if a Fund writes/sells credit default swaps, it will segregate the full notional amount of the swap.

Response: The Registrant confirms that if a Fund writes/sells physically settled credit default swaps, it will segregate liquid assets equal to the notional amount of the swap. If a Fund writes/sells cash settled credit default swaps, it will segregate liquid assets equal to the recovery value.

5.	Staff Comment: With respect to each Fund that has an 80% investment policy, the Staff asked the Registrant to explain how the Fund’s investments in derivatives will be valued for purposes of such policy.

Response: The Registrant confirms that each type of derivative in which a Fund invests is valued at market value for purposes of measuring compliance with the Fund’s 80% investment policy.

6.	Staff Comment: For those Funds that employ a performance adjusted management fee, the Staff asked the Registrant to consider adding disclosure regarding such fee arrangements to the Fees and Expenses table. However, to the extent that the Registrant has received comments from the Staff on such disclosure in connection with past annual update filings, the Staff asked the Registrant to supplementally explain how such comments were resolved.

Response: The Registrant notes that it previously included a footnote to the Fees and Expenses table pertaining to the performance adjusted management fee for those Funds that employ such fee arrangements. The Registrant removed this footnote in response to a comment received from the Staff on January 21, 2010 with respect to the Registrant’s Post-Effective Amendment No. 127. At that time, it was agreed upon that the Registrant would update the Fees and Expenses table to include the phrase “may adjust up or down” in parentheses next to the “Management Fee” line item in the table.

Growth and Core Funds ~ Prospectus Comments

7.	Staff Comment: With respect to Janus Balanced Fund, the Staff noted that the Fund normally invests 35-65% of its assets in equity securities and asked the Registrant to describe with more specificity the types of equity securities in which the Fund may invest.

Response: The Registrant has added disclosure to the Principal Investment Strategies section of the prospectus to clarify that the equity securities in which the Fund may invest include stocks or any other security representing an ownership interest.

8.	Staff Comment: The Staff acknowledged the Registrant’s response to Comment 7 and asked the Registrant to describe the types of stock or other securities representing an ownership interest in which the Fund may invest.

Response: The Registrant has revised the disclosure in the Principal Investment Strategies section of the prospectus to clarify that the equity securities in which the Fund may invest include common and preferred stocks.

9.	Staff Comment: For those Funds with a Growth Securities Risk factor in the Principal Investment Risks section, the Staff asked the Registrant to add corresponding disclosure to the Principal Investment Strategies section regarding how such Funds pursue a growth strategy.

Response: The Registrant notes that the Growth Securities Risk factor is included in the Principal Investment Risks section if a Fund’s investment objective is to seek long-term growth of capital. As required by Item 4 of Form N-1A, the Principal Investment Strategies section summarizes how a Fund “intends to achieve its investment objective by identifying the Fund’s principal investment strategies (including the type or types of securities in which the Fund invests or will invest principally).” The Registrant believes that the disclosure in the Principal Investment Strategies section addresses Item 4 of Form N-1A by describing how a Fund pursues its investment objective to seek long-term growth of capital and does not believe that additional disclosure is necessary.

10.	Staff Comment: With respect to Janus Contrarian Fund, the Staff asked the Registrant to supplementally explain why the Other Expenses for Class N Shares in the Fees and Expenses table are based on estimated annualized expenses.

Response: The Registrant notes that the Other Expenses for Class N Shares of the Fund are based on annualized expenses because these Shares have not yet commenced operations.

11.	Staff Comment: The Staff noted that a Value Investing Risk factor is included in the Principal Investment Risks section of Janus Contrarian Fund’s prospectus and asked the Registrant to add corresponding disclosure to the Principal Investment Strategies section regarding how the Fund pursues a value strategy.

Response: The Registrant believes that the disclosure in the Principal Investment Strategies section addresses the value strategy. This disclosure states that “the portfolio manager will typically seek attractively valued companies that are improving their free cash flow and returns on investing capital.”

12.	Staff Comment: The Staff noted that a Special Situations Risk factor is included in the Principal Investment Risks section of Janus Contrarian Fund’s prospectus and asked the Registrant whether partially defaulted securities are among the special situations issuers in which the Fund may invest.

Response: The Fund confirms that partially defaulted securities are not among the special situation issuers contemplated in the Special Situations Risk factor.

13.	Staff Comment: With respect to Janus Growth and Income Fund, the Staff noted that the Fund’s investments may include “other securities with equity characteristics” and asked the Registrant to explain with more specificity the types of equity securities in which the Fund may invest.

Response: The Registrant notes that the above-referenced disclosure is intended to draw attention to the concept that other securities may be identified which have equity characteristics. Accordingly, the Registrant has not revised the disclosure.

14.	Staff Comment: Referring to the Derivatives Risk factor in the Principal Investment Risks section of Janus Growth and Income Fund’s prospectus, the Staff noted that the derivative investments disclosure tends to vary by Fund in the registration statement. The Staff asked the Registrant to supplementally explain its methodology for determining the extent to which the risks of derivatives investments will be disclosed in the Principal Investment Risks section of a Fund’s prospectus.

Response: The Registrant notes that, consistent with guidance provided by the Staff to the ICI in July 2010, the above-referenced disclosure is reflective of the Fund’s anticipated investments in derivatives instruments. In connection with each Fund’s annual update, the Registrant reviews such disclosure to ensure that it is consistent with a Fund’s use of derivatives in the past year, as well as the Fund’s potential contemplated use of derivatives. The Registrant will then include derivatives risk disclosure in the Principal Investment Risks section that reflects the extent of a Fund’s derivative use.

15.	Staff Comment: The Staff noted that the disclosure in the Principal Investment Strategies section for Janus Research Fund states that “[a]nalysts bring their high-conviction ideas to their respective sector teams.” The Staff asked the Registrant to consider adding more detail to the Principal Investment Strategies section regarding the Research Team and sector analysts.

Response: The Registrant believes that the Fund’s Principal Investment Strategies section adequately explains the Research Team and sector analysts, and, in particular, their investment process. As discussed, the sector teams can be redefined from time to time for various reasons, and including additional disclosure could require frequent prospectus updates that are costly for the Fund. The Registrant believes that this type of additional disclosure is more appropriate for Janus Capital Management LLC’s (“Janus Capital”) website and has included additional information regarding the Research Team and the sectors analysts on this website.

16.	Staff Comment: With respect to Janus Research Fund, the Staff noted the disclosure in the Principal Investment Strategies section that states that the Fund may invest in companies “of any size, from larger, well-established companies to smaller, emerging growth companies.” The Staff asked the Registrant to confirm whether the Principal Investment Risks section should include a discussion of the risks involved in investing in small capitalization companies.

Response: The Registrant confirms that investing in small capitalization companies is not a principal risk of the Fund. The Registrant notes that the above-referenced language is intended to provide the Fund with the flexibility to invest in companies of any size but that the Fund’s current exposure to small capitalization companies is limited.

17.	Staff Comment: With respect to Janus Triton Fund, the Staff noted that the Fund may invest in foreign securities and emerging markets and asked the Registrant to include risk disclosure related to such investments in the Principal Investment Risks section.

Response: The Registrant has added the above-referenced disclosure to the Principal Investment Risks section.

18.	Staff Comment: With respect to Janus Venture Fund, the Staff noted that the disclosure in the Principal Investment Strategies section states that “[c]ompanies whose capitalization or revenues fall outside of [the market capitalization range of the Russell 2000® Growth Index] after the Fund’s initial purchase continue to be considered small-sized.” The Staff asked the Registrant whether a security will continue to be treated as small-sized to the extent that the Index is reconstituted.

Response: The Registrant has removed the above-referenced disclosure from the Principal Investment Strategies section and has added language to clarify that the securities selection process for small-sized companies is based on their market capitalization at the time of purchase.

19.

Staff Comment: Referring to disclosure in the Additional Investment Strategies and General Portfolio Policies section of the prospectus, the Staff noted the discussion of the investment approach for Janus Balanced Fund, Janus Growth and Income Fund, and Janus Contrarian Fund. The Staff

asked the Registrant to consider adding a similar discussion of these Funds’ respective investment approaches to the Principal Investment Strategies section of the prospectus.

Response: The Registrant notes that the above-referenced disclosure relates to the Funds’ non-principal investment strategies. Accordingly, the Registrant has not added this disclosure to the Principal Investment Strategies section of the prospectus.

Global and International Funds ~ Prospectus Comments

20.	Staff Comment: For Funds with expense limitation agreements, the Staff asked the Registrant to explain the provision in such agreements wherein Janus Capital may recoup Fund fees and expenses previously waived or reimbursed.

Response: The expense limitation agreements provide that, for a period of up to three years after the commencement of a Fund’s operations, Janus Capital may recover from a Fund fees and expenses previously waived or reimbursed. The Registrant notes that this provision is removed from a Fund’s expense limitation agreement after the initial three-year period of the Fund’s operations.

21.	Staff Comment: With respect to Janus Asia Equity Fund, the Staff noted the Fund’s policy to invest at least 80% of its assets in equity securities of Asian issuers and that the Fund considers an Asian issuer to be “any company that (i) is incorporated or has its principal business activities in an Asian country; (ii) is primarily listed on the trading market of an Asian country; or (iii) derives 50% or more of its revenue from, or had 50% or more of its assets in, one or more Asian countries.” The Staff noted that the Fund should not rely solely on an issuer’s principal place of business in determining whether it is an Asian issuer.

Response: The Registrant notes that an issuer’s country of incorporation or principal place of business is one of three factors that the Fund may consider when determining whether a security is issued by an Asian issuer. The Registrant believes that the disclosure regarding making this determination is consistent with Rule 35d-1 under the 1940 Act, which requires funds to disclose the “specific criteria” used to select investments that are tied to a particular country or geographic region.

22.	Staff Comment: Comment 21 states that the Staff’s position is that a Fund should not rely solely on an issuer’s principal place of business in determining whether it is an Asian issuer. The Staff’s view is that a Fund should not rely solely on an issuer’s jurisdiction of organization in determining whether it is an Asian issuer.

Response: The Registrant acknowledges the Staff’s comment.

23.	Staff Comment: With respect to Janus Asia Equity Fund, the Staff noted that the Fund may have relatively high portfolio turnover compared to other funds “[d]ue to the nature of the securities in which the Fund may invest.” The Staff asked the Registrant to provide more detail on why the Fund may have relatively high portfolio turnover compared to other funds.

Response: The Registrant attributes the Fund’s portfolio turnover to its exposure to emerging markets countries, which may be significant at times. The volatility of emerging markets can create opportunities for making changes to the portfolio, which may result in higher portfolio turnover.

24.

Staff Comment: With respect to Janus Emerging Markets Fund, the Staff noted the Fund’s policy to invest at least 80% of its assets in securities of issuers in emerging market countries and that the Fund “invests in securities of issuers that (i) are primarily listed on the trading market of an emerging market country; (ii) are incorporated or have their principal business activities in an emerging market country; or (iii) derive 50% or more of their revenues from, or have 50% or more of their assets in, an emerging market country.” The Staff noted that the Fund should not rely solely on an issuer’s principal place of business in determining whether it is an emerging market country issuer.

Response: The Registrant notes that an issuer’s country of incorporation or principal place of business is one of three factors that the Fund may consider when determining whether a security is issued by an emerging market country issuer. The Registrant believes that the disclosure regarding making this determination is consistent with Rule 35d-1 under the 1940 Act, which requires funds to disclose the “specific criteria” used to select investments that are tied to a particular country or geographic region.

25.	Staff Comment: Comment 24 states that the Staff’s position is that a Fund should not rely solely on an issuer’s principal place of business in determining whether it is an emerging market country issuer. The Staff’s view is that a Fund should not rely solely on an issuer’s jurisdiction of organization in determining whether it is an emerging market country issuer.

Response: The Registrant acknowledges the Staff’s comment.

26.	Staff Comment: With respect to Janus Emerging Markets Fund, the Staff noted that the disclosure states that “[t]he Fund…may also invest in other types of instruments, such as equity-linked securities and exchange-traded funds.” The Staff asked the Registrant to describe with more specificity the “other types of instruments” in which the Fund may invest to the extent that they are principal investments.

Response: The Registrant confirms that the Principal Investment Strategies section addresses the securities in which the Fund intends to principally invest in pursuing its investment objective. The Registrant believes that the reference to “other types of instruments” is appropriate because, in pursuing its investment strategy, the Fund invests in a wide variety of securities, and the composition of its investment portfolio changes periodically.

27.	Staff Comment: With respect to Janus Global Life Sciences Fund, the Staff asked the Registrant to clarify how the Fund defines securities in the “life sciences sector” in the Principal Investment Strategies section.

Response: The Registrant believes that the disclosure in the Fund’s Principal Investment Strategies section is adequate to identify securities in the life sciences sector in which the Fund may invest. As disclosed, such companies may include companies in health care; pharmaceuticals; agriculture; cosmetics/personal care; and biotechnology. In addition, the disclosure states that “companies with a ‘life sciences orientation’ include companies engaged in research, development, production, or distribution of products or services related to health and personal care, medicine, or pharmaceuticals.”

28.	Staff Comment: With respect to Janus Global Technology Fund, the Staff asked the Registrant to revise the disclosure in the Principal Investment Strategies section to provide more detail on the types of technology companies in which the Fund may invest.

Response: In response to the Staff’s comment, the Registrant has added the following disclosure to the Principal Investment Strategies section of the prospectus:

“Some of the industries and companies likely to be represented in the Fund’s portfolio include e-commerce (companies doing business through the Internet); computer (hardware and software); communications (voice, data, and wireless); and industrials.”

29.	Staff Comment: With respect to Janus International Equity Fund, the Staff asked the Registrant to consider adding disclosure to clarify the “international” nature of the Fund’s investments. See ICI Memorandum 26215 regarding SEC Staff Comments on Fund Names (35d-1) (June 4, 2012).

Response: The Registrant notes that, as disclosed in the Principal Investment Strategies section, the Fund invests in securities of issuers that are “economically tied to different countries throughout the world, excluding the United States.” The Registrant believes that this disclosure is consistent with Staff guidance on the use of “international” in fund names.

30.	Staff Comment: With respect to Janus International Equity Fund, the Staff asked the Registrant to describe with more specificity the equity securities in which the Fund may invest in pursuing its 80% investment policy.

Response: The Registrant has added disclosure to the Principal Investment Strategies section of the prospectus to clarify that the equity securities in which the Fund may invest include stocks or any other security representing an ownership interest.

31.	Staff Comment: The Staff acknowledged the Registrant’s response to Comment 30 and asked the Registrant to describe the types of stock or other securities representing an ownership interest in which the Fund may invest.

Response: The Registrant has revised the disclosure in the Principal Investment Strategies section of the prospectus to clarify that the equity securities in which the Fund may invest include common and preferred stocks.

32.	Staff Comment: With respect to Janus Overseas Fund, the Staff asked the Registrant to describe with more specificity the equity securities in which the Fund may invest in pursuing its 80% investment policy.

Response: The Registrant has added disclosure to the Principal Investment Strategies section of the prospectus to clarify that the equity securities in which the Fund may invest include stocks or any other security representing an ownership interest.

33.	Staff Comment: The Staff acknowledged the Registrant’s response to Comment 32 and asked the Registrant to describe the types of stock or other securities representing an ownership interest in which the Fund may invest.

Response: The Registrant believes that the disclosure that was added in response to Comment 32 is sufficient. The Registrant also notes that there are references in the Principal Investment Strategies section to the Fund’s investments in shares of companies through initial public offerings, as well as the Fund’s equity investments in real estate-related companies. In addition, the Additional Investment Strategies and General Portfolio Policies section of the prospectus provides further detail on the types of equity securities in which the Fund may invest.

Janus Global Real Estate Fund ~ Prospectus Comments

34.	Staff Comment: With respect to Janus Global Real Estate Fund, the Staff asked the Registrant to consider adding disclosure to clarify the “global” nature of the Fund’s investments. See ICI Memorandum 26215 regarding SEC Staff Comments on Fund Names (35d-1) (June 4, 2012).

Response: The Registrant has revised the following language in the Principal Investment Strategies section of the prospectus to clarify the global nature of the Fund’s investments:

“The Fund expects under normal market conditions to maintain investments in issuers that are economically tied to different countries throughout the world.”

Value Funds ~ Prospectus Comments

35.	Staff Comment: With respect to Perkins Global Value Fund, the Staff noted disclosure in the Principal Investment Strategies section that states that “[t]he Fund may, under unusual circumstances, invest in a single country.” The Staff asked how this disclosure is consistent with the use of “global” in the Fund’s name.

Response: The Registrant notes that the above-referenced language is intended to disclose how the Fund may depart from its principal investment strategies to take temporary defensive positions to avoid losses in response to adverse market, economic, political, or other conditions. As disclosed, the Fund will “normally invest in issuers from several different countries, which may include the United States.” However, the Registrant believes that in unusual circumstances there may be instances where the Fund may invest in a single country in response to market volatility, among other things.

36.	Staff Comment: With respect to Perkins International Value Fund, the Staff asked the Registrant to confirm how long the recoupment provision in the Fund’s expense limitation agreement will remain in effect. In addition, the Staff noted that footnote 1 to the Fees and Expenses table for the Fund states that Janus Capital’s ability to recover from the Fund fees and expenses previously waived or reimbursed “could then be considered a deferral, if the Fund’s expense ratio, including recovered expenses, falls below the expense limit.” The Staff asked the Registrant to supplementally explain the reasons for including this language.

Response: The Registrant notes that the recoupment provision in the Fund’s expense limitation agreement has a three-year term that will expire on the third anniversary of the commencement of the Fund’s operations.

With regard to the above-referenced language in footnote 1 to the Fees and Expenses table, the Registrant notes that it was added to the prospectus in connection with a comment received from the Staff on December 8, 2011 on the Registrant’s Post-Effective Amendment Nos. 160, 161, and 162, whereby the Staff requested that the Registrant include disclosure referring to the recoupment as a deferral.

37.	Staff Comment: The Staff noted the High-Yield/High-Risk Bonds risk factor in the Additional Investment Strategies and General Portfolio Policies section and asked whether this disclosure should be included in the Principal Investment Risks section for the Value Funds.

Response: The Registrant confirms that the risks related to investments in high-yield and high-risk bonds are not principal risks of the Value Funds.

Additional Comment

38.	Staff Comment: With respect to Funds with the words “Global” or “International” in their names, the Staff expressed its position that such Funds should disclose the level of assets in which they intend to invest in companies outside of the United States.

Response: The Registrant acknowledges the Staff’s comment. However, the Registrant believes that the disclosure in the above-referenced Funds’ prospectuses regarding the “global” or “international” nature of their investments is consistent with the requirements of Rule 35d-1 and Form N-1A.

*            *             *

The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filings. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filings reviewed by the Staff, do not foreclose the SEC or any other person from taking any action with respect to the filings.

Please call me at (303) 394-7310 with any questions or comments.

Respectfully,

/s/ Mary Clarke-Pearson

Mary Clarke-Pearson

Legal Counsel

Enclosure (via EDGAR only)

cc:	Stephanie Grauerholz, Esq.

Donna Brungardt